Report of Independent Accountants

January 25, 2001


To the Board of Trustees of
JNL Series Trust

We have examined  management's  assertion  about the compliance by the following
Series: JNL/S&P Conservative Growth Series I, JNL/S&P Conservative Growth Series II, JNL/S&P Conservative Growth Series III, JNL/S&P Moderate Growth Series I, JNL/S&P Moderate Growth Series II, JNL/S&P Moderate Growth Series III, JNL/S&P Aggressive Growth Series I, JNL/S&P Aggressive Growth Series II, JNL/S&P Aggressive Growth Series III, JNL/S&P Very Aggressive Growth Series I, JNL/S&P Very Aggressive Growth Series II, JNL/S&P Equity Growth Series I, JNL/S&P Equity Growth Series II, JNL/S&P Equity Aggressive Growth Series I, and JNL/S&P Equity Aggressive Growth Series II (collectively the "Series"') of the JNL Series Trust (the "Trust") with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 29, 2000 included in the accompanying "Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940". Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 29, 2000 and the period from September 30, 2000 (the date of last examination) through December 29, 2000 with respect to agreement of purchases and sales of securities and similar investments, without prior notice to management:

- Comparison of the number of shares of the Underlying Funds held in the investment portfolio of each of the Series to the shareholder records of each of the Underlying Funds, noting the amounts were in agreement in all cases. The Series' investment portfolios are entirely comprised of shares in other series of the JNL Series Trust (the "Underlying Funds");

-    For  each  of  the  Underlying  Funds,   compared  the  total  fund  shares
     outstanding per the shareholder records to the total fund shares outstanding per the Underlying Funds' general ledger noting the amounts were in agreement.

- For each Series, tested one day's investment transaction activity by observing that the dollar value and share value of each Series' investment transactions were properly recorded in the shareholder records of the appropriate Underlying Funds. In addition, we observed that the cash activity total for each of these investment transactions was reflected in the third-party custodial account of the appropriate Underlying Fund.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the Trust was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 29, 2000 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of JNL Series Trust and Securities and Exchange Commission and should not be used for any other purpose.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940



We, as members of management of JNL Series Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 29, 2000.

Based on this evaluation, we assert that the Trust was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 29, 2000, and from September 30, 2000 through December 29, 2000, with respect to securities and similar investments reflected in the investment account of the Trust.

JNL Series Trust


By:


/s/ Mark D. Nerud
--------------------------------
Mark D. Nerud
Vice President
JNL Series Trust


/s/ William D. Simon
--------------------------------
William Simon
Director of Operations
Jackson National Asset Management, LLC